Exhibit (a)(1)(iii)

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

This letter serves to inform you of important dates relating to a repurchase offer by Clarion Partners Real Estate Income Fund Inc. (the “Fund”). If you are not interested in tendering your shares of common stock in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The offer is at a price equal to the Fund’s net asset value per Share of each class of Common Stock (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on October 15, 2024 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Repurchase Request Form (which together constitute the “Offer”). In accordance with the rules promulgated by the Securities and Exchange Commission, the Fund may accept for purchase additional outstanding Shares representing up to 2.0% of the Fund’s aggregate net asset value without amending or extending the Offer.

The purpose of the Offer is to provide liquidity to Stockholders, as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 4:00 p.m., New York City time, October 15, 2024, or such later date to which the Offer is extended (the “Termination Date”). Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm’s financial professional to effect the tender for you. Note that certain firms may direct you to their mobile application to tender shares. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares. The Fund and its Board of Directors urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. You are not required to sell any of your shares during this repurchase offer. If you do not wish to sell your shares at this time, kindly disregard this notice.

Questions, requests for assistance and requests for additional copies of the Offer and related materials should be directed to SS&C Technologies, Inc., the Fund’s Information Agent, toll free at (844) 534-4627.

Sincerely,

/s/ Jane E. Trust
Name: Jane E. Trust
Title: Chairman, President and Chief Executive Officer
CLARION PARTNERS REAL ESTATE INCOME FUND INC.

September 17, 2024

2178 Ameriprise Financial Center

Minneapolis, MN 55474

Dear Client:

Your position in Clarion Partners Real Estate Income Fund Inc. is currently being held in your account at our firm. Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC), the fund’s investment manager, requested that we forward the enclosed quarterly repurchase offer form to you. In order to provide liquidity to investors, the fund extends the repurchase offer on a quarterly basis. You are not required to sell any of your shares during this repurchase offer. If you do not wish to sell your shares at this time, kindly disregard this notice.

If you wish to sell your shares, we need instructions from you as to what action you wish to take regarding this offer. The terms and conditions of this offer are outlined in the enclosed material which you should read carefully. As a holder of your fund(s), we will forward your instructions should you choose to participate in this offer.

Unless we have otherwise advised you, it is imperative we receive your instructions no later than the reply date in order to properly fulfill your instructions. Any instructions received after that time will be processed on a best efforts basis only. Please be advised we cannot act without your instructions, and we will not be held liable for instructions received after the processing deadline. Any information given to us, either verbally or in writing, is intended as a guide and is not to be used as the basis for any decision regarding the offer.

For delivery:

Return to Ameriprise by electronic submission (eFile), fax (1.866.432.9267) or by mail (70100 Ameriprise Financial Center, Minneapolis, MN 55474).

CONTACT YOUR FINANCIAL ADVISOR FOR ADDITIONAL INFORMATION